UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-23422

(Check One):[ ] Form 10-K   [ ] Form 20-F  [ ] Form 20-F  [x] Form 10-Q
[ ] Form N-SAR

                      For Period Ended: SEPTEMBER 30, 2000

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form  N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:


                 READ INSTRUCTION (ON BACK PAGE) PREPARING FORM.
                              PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:       DRYPERS CORPORATION
Former name if applicable
Address of principal executive office (STREET AND NUMBER)
                              5300 MEMORIAL, SUITE 900
City, State and Zip Code      HOUSTON, TEXAS 77007


                        PART II. RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.






                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on October 10, 2000. Since September 30, 2000, the Registrant's resources have been focused on the filing of the Chapter 11 bankruptcy proceeding and the subsequent information requests from the bankruptcy court. As a result, the closing of Registrant's books for the three months ended September 30, 2000 has been delayed, which has resulted in the Registrant's inability to complete its financial statements and to timely file its Quarterly Report on Form 10-Q.



                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            BRIAN FONTANA                        (713)           869-8693
               (Name)                          (Area code)  (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]  Yes       [ ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes       [ ]  No

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      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Results of operations for the Registrant's 2000 third quarter reflected a decrease in net sales of approximately $18.7 million as compared to the third quarter of 1999 primarily driven by the industry-wide transition to new packaging in the United States and continued difficulties in certain international markets.




                               DRYPERS CORPORATION
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: NOVEMBER 15, 2000               By: /s/ BRIAN FONTANA
      -----------------                   ----------------------------
                                          Name:  Brian Fontana
                                          Title: Executive Vice President
                                                 and Chief Financial Officer

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